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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 53701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SGC Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 Forrest Avenue
(No. and Street)

Narberth	PA	19072
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Self **(770) 263-7300**
(Area Code – Telephone Number)

RECEIVED SEP 2 9 2005 185 SECTION PROCESSING

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED OCT 07 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Richard Kimbrough**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SGC Securities, LP**, as of **June 30**, **2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal/CCO

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Eleanor M. D'Antonio, Notary Public
Narberth Boro, Montgomery County
My Commission Expires Mar. 19, 2008
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

SGC SECURITIES, LP
Financial Statements
For the Year Ended
June 30, 2005
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Partners
SGC Securities, LP, formerly known as Herenton Capital Partners, Inc.

We have audited the accompanying balance sheet of SGC Securities, LP, formerly known as Herenton Capital Partners, Inc., as of June 30, 2005 and the related statements of operations, changes in partner's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SGC Securities, LP, formerly known as Herenton Capital Partners, Inc., as of June 30, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

September 27, 2005
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

SGC SECURITIES, LP
BALANCE SHEET
JUNE 30, 2005

ASSETS

Cash and cash equivalents	$	27,445
Accounts receivable – clearing broker		2,911
Deposit with clearing broker		100,000
Prepaid expenses		269
Total Assets	$	130,625

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES		
Accounts payable	$	4,018
Due to clearing broker		2,711
Due to partner		7,881
Due to former stockholder		5,020
Total Liabilities		19,630
PARTNERS' EQUITY		110,995
Total Liabilities and Partners' Equity	$	130,625

The accompanying notes are an integral part of these financial statements.

SGC SECURITIES, LP
STATEMENT OF OPERATIONS
For the Year Ended June 30, 2005

REVENUES	
Commissions	$ 304,821
Dividend and interest income	3,742
Total revenues	308,563
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions	168,292
Clearing costs	15,267
Communications	20,308
Interest	3,172
Charge off of advances to related parties	106,835
Other operating expenses	164,155
Total expenses	473,029
NET LOSS	$ (164,466)

The accompanying notes are an integral part of these financial statements.

SGC SECURITIES, LP
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2005

	2004
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (loss)	$ (164,466)
Adjustments to reconcile net loss to net cash used in operations:	
Charge off of receivables from related parties	106,835
Increase in accounts receivable – clearing broker	(2,911)
Decrease in accounts payable	(17,732)
Decrease in prepaid expenses	2,693
Increase in due to clearing broker	1,586
NET CASH USED BY OPERATING ACTIVITIES	(73,995)
CASH FLOW FROM FINANCING ACTIVITIES:	
Contributions from partners	96,100
Distributions to former stockholders	(54,968)
Advances to related parties	(16,940)
Advances from related parties	12,901
Repayment of note payable to bank	(50,000)
NET CASH USED BY FINANCING ACTIVITIES	(12,907)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(86,902)
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	114,347
End of year	$ 27,445
SUPPLEMENTAL CASH FLOW INFORMATION	
Interest paid	$ 3,172
Income taxes paid	$ 437

The accompanying notes are an integral part of these financial statements.

SGC SECURITIES, LP
STATEMENT OF CHANGES IN PARTNERS' EQUITY
For the Year Ended June 30, 2005

	Paid-In Capital	Accumulated Deficit	Total
Balance of stockholders' equity of Herenton Capital Partners, Inc. at June 30, 2004	$ 200,340	$ 33,989	$ 234,329
Net loss		(164,466)	(164,466)
Capital contributions by partners	96,100		96,100
Distributions to former stockholders	(54,968)		(54,968)
Balance, June 30, 2005	$ 241,472	$ (130,477)	$ 110,995

The accompanying notes are an integral part of these financial statements.

SGC SECURITIES, LP
NOTES TO FINANCIAL STATEMENTS
June 30, 2005

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer originally organized as a corporation, Herenton Capital Partners, Inc., ("HCP") under the laws of the state of Delaware in October 2001. Effective April 2005, the stock of HCP was acquired by SGC Securities, LP ("the Company"), and the HCP corporate entity was liquidated before June 30, 2005 so that its assets and liabilities become those of the Company. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers and the securities commissions of appropriate states. The Company is a full service, fully disclosed introducing broker-dealer.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Income Taxes: Effective June 2005, the Company became a partnership and income or losses of the Company flow through to its owners and no income taxes are recorded in the accompanying financial statements. Prior to June 2005, the Company was taxed as a corporation. The Company incurred losses as a corporation during the period prior to its liquidation in June 2005. Income tax effects during the period prior to its liquidation were insignificant. Therefore, no income tax effects are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2005, the Company had net capital of $110,494, which was $10,494 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was .18 to 1.0.

SGC SECURITIES, LP
NOTES TO FINANCIAL STATEMENTS
June 30, 2005

NOTE C — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D — SUBORDINATED NOTE PAYABLE TO RELATED PARTY

On March 10, 2003, the Corporation entered into a $50,000 Subordinated Loan Agreement ("Agreement") with a bank related to its then minority stockholder. The Agreement was approved by National Association of Securities Dealers.

Under a subordinated loan, the funds loaned can be used without restriction by the Company, and the lender's claim against the Company is subordinate to all other parties.

The loan, which was paid before maturity during 2005, bore interest at 4.9% per annum. Interest payments were made monthly. The outstanding balance at June 30, 2004 was $50,000.

NOTE E — NET LOSS

The Company had a loss in 2005 of approximately $164,466. The Company was dependent upon capital contributions from its partners for working capital and net capital during 2005. The Company is inactive at June 30, 2005 and September 27, 2005 and monthly expenses are insignificant as a percent of partners equity. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

NOTE F — INCOME TAXES

Prior to liquidation of Herenton Capital Partners, Inc. in June 2005, the Company was a corporation and until the liquidation of the corporate entity, income taxes were provided for the tax effects of transactions reported in the financial statements which consisted of taxes currently due and deferred taxes. Deferred taxes were recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes.

NOTE F — INCOME TAXES (CONTINUED)

Deferred tax assets and deferred tax liabilities arose principally from the accrual basis being used for financial statement purposes and the cash basis being used for tax purposes.

Income tax effects during the period prior to liquidation of the corporation during the year ended June 30, 2005 were insignificant.

NOTE G — RELATED PARTY TRANSACTIONS

Related party transactions during the year ended June 30, 2005 were pervasive.

Most administrative expenses for office administration, information technology, communications and rent were paid to related parties pursuant to expense sharing arrangements. The payment for these administrative services was generally $4,500 monthly. In addition, the Company made advances to related parties, some of which did not bear interest. On April 29, 2005, the date of sale of its stock, related party receivables totaling approximately $107,000 were charged to bad debts.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

SUPPLEMENTAL INFORMATION

SCHEDULE I
SGC SECURITIES, LP

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF JUNE 30, 2005

NET CAPITAL:

Total member's equity	$ 110,995
Less nonallowable assets:	
Due from clearing broker	232
Prepaid expenses	269
	501
Net capital before haircuts	110,494
Less haircuts	-
Net capital	110,494
Minimum net capital required	100,000
Excess net capital	$ 10,494
Aggregate indebtedness	$ 19,630
Net capital based on aggregate indebtedness	$ 1,309
Ratio of aggregate indebtedness to net capital	.18 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF JUNE 30, 2005

Net capital as reported in Part IIA of Form X-17a-5	$ 123,395
Audit adjustments:	
To recognize liability to former stockholder pursuant to purchase agreement	(5,020)
To recognize liability to partner for expenses paid on behalf of Company	(7,881)
Net capital reported above	$ 110,494

SGC SECURITIES, LP

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

SCHEDULE IV
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF
GENERAL CREDITORS
YEAR ENDED JUNE 30, 2005

Balance at beginning of year	$ 50,000
Repayment	(50,000)
Balance at end of year	$ -

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Partners
SGC Securities, LPC

In planning and performing our audit of the financial statements of SGC Securities, LP, for the year ended June 30, 2005, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by SGC Securities, LP, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

September 27, 2005
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC